Exhibit 99.39
Petroflow Energy Ltd.
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Petroflow Energy Ltd. (the “Company”)
#970, 717-7th Ave SW
Calgary, Alberta T2P 0Z3
Item 2 Date of Material Change
April 11, 2008.
Item 3 News Releases
A news release was disseminated on April 14, 2008 through Marketwire.
Item 4 Summary of Material Change
On April 11, 2008, the Company entered into an amended credit facility.
Item 5 Full Description of Material Change
Effective April 11, 2008, the Company entered into an amended credit facility agreement (the “New Facility”). The New Facility is a $US 200 million credit facility composed of two tranches, “A” and “B”. In total the Company increased its current borrowing capacity to U.S. $88 million. Coupled with an interim increase of $US 11 million received in February 2008, the New Facility increased the Company’s borrowing capacity by $US 33.5 million since its 2007 year end.
The “A” tranche has a maturity date of January 1, 2012 with a borrowing base of $US 82 million. Interest rates on the “A” tranche range from LIBOR plus 2% to LIBOR plus 2.5% depending on the percentage of funds actually borrowed. The “B” tranche matures on January 1, 2010, has a borrowing base of $US 6 million, and bears interest at LIBOR plus 4%. In the New Facility, Guaranty Bank has assumed the ro le as lead agent with Texas Capital Bank acting as co-agent. Substantially all other terms remain the same as the Company’s previous credit facility.
Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7 Omitted Information
Not applicable.
Item 8 Executive Officer
For further information, please contact John Melton, President and Chief Executive Officer of the

Company, at (504) 453-2926, or Duncan Moodie, Chief Financial Officer of the Company, at (403) 539-4311.
Item 9 Date of Report
April 21, 2008.